UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the

Securities Exchange Act of 1934

Dated: July 23, 2009

Commission File Number: 001-13184

TECK RESOURCES LIMITED

(Exact name of registrant as specified in its charter)

Suite 3300 – 500 Burrard Street, Vancouver, British Columbia V6C 0B3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F                   Form 40-F   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: July 23, 2009	By:	/s/ KAREN L. DUNFEE
Karen L. Dunfee Corporate Secretary

For Immediate Release	Date: July 22, 2009

09-27-TC

2Q	RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2009

TECK REPORTS SECOND QUARTER RESULTS FOR 2009

Vancouver, BC – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) announced net earnings of $570 million, or $1.17 per share, in the second quarter. Our operating profit before depreciation was $841 million. Earnings from continuing operations before non-recurring items and positive pricing adjustments were $177 million. At June 30, 2009, our cash balance was $750 million.

Don Lindsay, President and CEO said, "Our major operations performed well in the second quarter. We have also made substantial progress with our debt reduction plan. The US$5.81 billion bridge loan related to our acquisition of Fording’s assets has now been paid in full and the US$4 billion term loan has been reduced to US$2.74 billion. Our total debt has now been reduced by $4.6 billion since we completed the Fording transaction in October 2008, and we expect further reductions of approximately $1 billion upon the sale of the future gold production from our Andacollo mine and the Waneta Dam, which are expected to close later this year.”

“We are also pleased to have CIC as a major investor in our company and to establish a relationship with a major financial institution with a deep understanding of China, the world’s largest consumer of our principal products,” said Mr. Lindsay.

Highlights and Significant Items

•	Net earnings in the quarter were $570 million, or $1.17 per share.

•	Operating profit before depreciation was $841 million.

•	Earnings from continuing operations before non-recurring items and positive pricing adjustments were $177 million.

•

Since we completed our acquisition of Fording in October 2008, our US$9.81 billion of bridge and term debt has been reduced by US$7.1 billion to US$2.74 billion. The reduction was from cash on hand, cash flow from operations, tax refunds, proceeds from asset sales, the 5, 7 and 10-year notes issued in May and the strategic investment by China Investment Corporation (“CIC”) in July.

1	Teck Resources Limited 2009 Second Quarter News Release

•	With the amendments to and payments made on our bridge and term loans, debt due by the end of October 2009 has been reduced from US$6.3 billion to US$106 million.

•	In July, Moody’s Investor Services upgraded our credit rating to Ba2 with a positive outlook from Ba3 with a negative outlook.

•	In May we issued US$4.225 billion of 5, 7 and 10 year notes and used the net proceeds to repay the majority of the bridge loan.

•

In July, we issued 101.3 million Class B subordinate voting shares to a wholly-owned subsidiary of CIC for proceeds of US$1.5 billion and used the net proceeds to retire the outstanding balance of the bridge loan and reduce the balance of the term loan.

•

In June, we entered into a memorandum of understanding to sell a one-third interest in the Waneta Dam to BC Hydro for $825 million. This transaction is subject to completion of due diligence, receipt of certain third-party consents and regulatory approvals and is expected to close in the fourth quarter of this year.

•

We expect the sale of an interest in the future gold production from the Andacollo copper mine to Royal Gold, Inc. (“Royal Gold”) to close in the third quarter. Gross proceeds to Andacollo, of which our share is 90%, are expected to be US$218 million and 1.2 million common shares of Royal Gold.

•

We have completed negotiations with more than 80% of our traditional coal customers, with pricing consistent with previously announced settlements at US$128 per tonne for our highest quality coal products. We expect our 2009 coal sales to be at the upper end of our previously announced guidance range of 18 to 20 million tonnes. We expect our average realized selling price for the 2009 calendar year to be in the range of US$155 to US$160 per tonne. We have cancelled or reduced the length of our scheduled summer production curtailments where possible in order to meet customer demand.

•

In July we announced the completion of statutory rail rate arbitration proceedings in respect of rates for certain westbound coal shipments that are expected to result in savings of approximately $70 million for the 2009 coal year. In addition, we have entered into an agreement that allows us to ship up to 3.5 million tonnes of coal for delivery by Canadian National Railway between Kamloops, BC and the Vancouver area ports through March 1, 2010. This important development provides for a choice of rail carriers for some coal exports from western Canadian mines for the first time that we are aware of.

•

We expect copper production of approximately 250 million pounds in 2009 and approximately 185 million pounds in 2010 at our Highland Valley copper mine based on our preliminary assessment of recent geotechnical issues. We have engaged third party geotechnical consultants to further assess the extent of the issues. That work is expected to be completed by the end of the fourth quarter of 2009.

2	Teck Resources Limited 2009 Second Quarter News Release

This management’s discussion and analysis is dated as at July 22, 2009 and should be read in conjunction with the unaudited consolidated financial statements of Teck Resources Limited (Teck) and the notes thereto for the six months ended June 30, 2009 and with the audited consolidated financial statements of Teck and the notes thereto for the year ended December 31, 2008. In this news release, unless the context otherwise dictates, a reference to “the company” or “us,” “we” or “our” refers to Teck and its subsidiaries. Additional information, including our annual information form and management’s discussion and analysis for the year ended December 31st 2008, is available on SEDAR at www.sedar.com.

This document contains forward-looking statements. Please refer to the cautionary language under the heading “CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION” below.

Earnings and Adjusted Earnings*

Net earnings were $570 million, or $1.17 per share, in the second quarter compared with $497 million or $1.12 per share in the same period last year. Net earnings in the second quarter included non-cash foreign exchange translation gains of $413 million on our long-term debt. Earnings also included positive after-tax pricing adjustments of $36 million from rising copper prices and an after-tax gain of $33 million from the sale of our Hemlo gold operations. Partly offsetting these items was the write-off of $87 million of previously capitalized debt financing fees as a result of the repayment of the majority of our bridge loan in the quarter.

	Three months ended June 30		Six months ended June 30
(in millions of dollars)	2009	2008	2009	2008

Net earnings as reported	$ 570	$ 497	$ 811	$ 842
Add (deduct):
(Earnings) loss from discontinued operations	(49)	3	(66)	(1)
Derivative (gains) losses	31	(12)	57	(10)
Asset impairment	-	12	-	12
Asset sales and other	(13)	(4)	(181)	(12)
Foreign exchange gains on debt	(413)	-	(210)	-
Write-off of debt refinancing fees	87	-	87	-
Tax items	-	-	(30)	(11)
Adjusted net earnings	213	496	468	820
Pricing adjustments (note 1)	(36)	7	(79)	(67)

Comparative net earnings	$ 177	$ 503	$ 389	$ 753

(1)	See FINANCIAL INSTRUMENTS AND DERIVATIVES section for further information.

_________________________

*

Our financial results are prepared in accordance with Canadian GAAP (GAAP). This news release refers to adjusted net earnings, comparative net earnings, operating profit and operating profit before depreciation and pricing adjustments, which are not measures recognized under GAAP in Canada or the United States and do not have a standardized meaning prescribed by GAAP. For adjusted net earnings and comparative net earnings, we adjust net earnings as reported to remove the effect of unusual and/or non-recurring transactions in these measures. Operating profit is revenues less operating expenses and depreciation and amortization. Operating profit before depreciation and pricing adjustments is operating profit with depreciation, amortization and pricing adjustments added or deducted as appropriate. Pricing adjustments are described under the heading “Average Commodity Prices and Exchange Rates” below. These measures may differ from those used by, and may not be comparable to such measures as reported by other issuers. We disclose these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe they are of assistance in understanding the results of our operations and financial position and are meant to provide further information about our financial results to shareholders.

3	Teck Resources Limited 2009 Second Quarter News Release

Business Unit Results

Our second quarter business unit results are presented in the table below:

(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2009	2008	2009	2008	2009	2008

Copper	$ 408	$ 773	$ 187	$ 523	$ 183	$ 461
Coal	954	544	515	322	394	309
Zinc	345	488	81	128	59	99
Total	$ 1,707	$ 1,805	$ 783	$ 973	$ 636	$ 869

Operating profit from our copper business unit was $183 million in the second quarter after recording $56 million of positive pricing adjustments. This compares with an operating profit of $461 million in the second quarter of 2008 when pricing adjustments were negligible. The decline in operating profit was due to significantly lower copper prices, which were 45% lower compared with the same period last year. In addition, sales volumes were 30% lower than the second quarter of last year due to the timing of shipments, as some sales from Highland Valley Copper had been advanced into the first quarter.

Operating profit from our coal business unit was $394 million in the quarter compared with $309 million in the second quarter of 2008. Our results in the second quarter reflect our 100% ownership interest in Teck Coal compared with a 40% direct interest last year. Despite our increased ownership, operating profits were significantly affected by lower sales volumes, reduced coal prices and higher unit operating costs resulting from lower production levels. Coal sales volumes on a 100% basis were 5.0 million tonnes in the second quarter compared with 6.6 million tonnes last year, as our customers reduced their coal deliveries in response to lower steel demand. Coal prices declined by 19% and, including the higher priced 2008 carryover tonnage, averaged US$165 per tonne in the second quarter. Partially offsetting these factors was a stronger US dollar compared with last year.

Operating profit from our zinc business unit was $59 million in the second quarter after recording $2 million of positive pricing adjustments. This compares with an operating profit of $99 million after the impact of $9 million of negative pricing adjustments in the second quarter of 2008. The reduction in operating profit was due to lower zinc and lead prices, which declined by 30% and 35% respectively from a year ago.

As a result of the sale of our Hemlo and Pogo gold operations, results from these two operations are included in discontinued operations.

4	Teck Resources Limited 2009 Second Quarter News Release

Our year-to-date divisional results are presented in the table below.

(in millions of dollars)	Revenues		Operating profit before depreciation and pricing adjustments		Operating profit
	2009	2008	2009	2008	2009	2008

Copper	$ 855	$ 1,489	$ 355	$ 895	$ 341	$ 896
Coal	1,828	765	1,034	348	823	324
Zinc	693	1,061	141	311	99	254
Total	$ 3,376	$ 3,315	$1,530	$1,554	$ 1,263	$ 1,474

Revenues

Revenues from operations were $1.7 billion in the second quarter compared with $1.8 billion a year ago. Revenues from coal operations increased by $410 million, with the increase attributable to our increased ownership in Teck Coal. This was offset by reduced copper and zinc revenues of $508 million due to lower metal prices and lower copper sales volumes.

Average Metal Prices and Exchange Rates*

	Three months			Six months
	ended June 30			ended June 30
	2009	2008	% Change	2009	2008	% Change

Copper (LME Cash - US$/pound)	2.12	3.83	-45%	1.84	3.68	-50%
Coal (realized - US$/tonne)	165	204	-19%	181	154	+18%
Zinc (LME Cash - US$/pound)	0.67	0.96	-30%	0.60	1.03	-42%
Gold (LME PM fix – US$/ounce)	922	897	+3%	915	912	-%
Molybdenum (published price - US$/pound)	9	33	-73%	9	33	-73%
Lead (LME Cash - US$/pound)	0.68	1.05	-35%	0.60	1.18	-49%
Cdn/U.S. exchange rate (Bank of Canada)	1.17	1.01	+16%	1.21	1.01	+20%

*

The average commodity prices disclosed above are provided for information only. Our actual revenues are determined using commodity prices and other terms and conditions specified in our various sales contracts with our customers. The molybdenum price is the major supplier selling price published in Platts Metals Week.

Sales of metals in concentrate are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs upon shipment. However, final pricing is typically not determined until a subsequent date, often in the following quarter. Accordingly, revenue in a quarter is based on current prices for sales occurring in the quarter and ongoing pricing adjustments from sales that are still subject to final pricing. These pricing adjustments result in additional revenues in a rising price environment and reductions to revenue in a declining price environment. The extent of the pricing adjustments also takes into account the actual price participation terms as provided in the concentrate sales agreements. In the second quarter we had positive pricing adjustments of $58 million ($36 million after non-controlling interests and taxes) compared with negative adjustments of $11 million ($7 million after non-controlling interests and taxes) last year. The amount consists of $31 million of pricing adjustments on sales from the previous quarter and $27 million on sales that were initially recorded at the average price for the month of shipment and subsequently revalued at quarter end forward curve prices.

5	Teck Resources Limited 2009 Second Quarter News Release

At March 31, 2009 outstanding receivables included 113million pounds of copper provisionally valued at an average of US$1.83per pound and 95 million pounds of zinc valued at an average of US$0.60per pound. During the second quarter, 96million pounds of copper included in the March 31, 2009receivables were settled at an average final price of US$2.11per pound and 95million pounds of zinc were settled at an average final price of US$0.65per pound, resulting in positive after-tax pricing adjustments of C$21million ($31million before tax) in the quarter. Positive after-tax pricing adjustments on current quarter sales were C$15million.

At June 30, 2009, outstanding receivables included 88 million pounds of copper provisionally valued at an average of US$2.31per pound and 118 million pounds of zinc valued at an average of US$0.71per pound.

Cash Flow from Operations

Cash flow from operations, before changes in non-cash working capital items, was $421 million in the second quarter compared with $733 million in the same period last year. The decline in cash flow was mainly due to lower operating profits from our copper division, partially offset by higher operating profits from our coal division as a result of our increased ownership in Teck Coal. The change in non-cash working capital was minimal in the second quarter compared with a $232 million use of cash in the same period last year primarily as a result of a reduction of accounts payable due to large tax payments related to significant earnings from 2007.

6	Teck Resources Limited 2009 Second Quarter News Release

BUSINESS UNIT RESULTS

The table below shows our share of production and sales of our major commodities.

	Units (000's)	Production				Sales
		Second Quarter		Year-to-date		Second Quarter		Year-to-date
		2009	2008	2009	2008	2009	2008	2009	2008

Principal products

Copper (note 1 and 2)	tonnes	52	53	100	99	40	54	97	98
Copper Cathode (note 2)	tonnes	26	27	53	53	18	27	45	52
		78	80	153	152	58	81	142	150

Coal (note 3)
Direct share	tonnes	4,279	2,601	8,245	4,958	5,004	2,630	8,691	4,933
Indirect share	tonnes	-	781	-	1,488	-	789	-	1,480
		4,279	3,382	8,245	6,446	5,004	3,419	8,691	6,413

Refined zinc	tonnes	60	61	118	135	63	69	120	142
Zinc (note 1 and 4)	tonnes	173	171	340	346	118	120	248	255

Major by-products

Molybdenum (note 1)	pounds	1,793	1,728	3,704	3,369	1,783	2,198	3,650	3,810

Refined lead	tonnes	19	20	38	46	20	21	37	45

Lead (note 1)	tonnes	31	35	64	74	-	5	1	8

(1)	Production and sales volumes of base metals refer to metals contained in concentrate.
(2)

We include 100% of production and sales from our Highland Valley Copper, Quebrada Blanca and Andacollo mines in our production and sales volumes, even though we own 97.5%, 76.5% and 90%, respectively, of these operations, because we fully consolidate their results in our financial statements.

(3)

The direct share of coal production included our 40% proportionate share of production from Teck Coal until October 30, 2008 prior to our acquisition of Fording and 100% thereafter. The indirect share of coal production was the pro rata share of production represented by our 19.95% interest in units of Fording.

(4)	The Lennard Shelf zinc mine ceased production in August 2008 and the Pend Oreille zinc mine was placed on care and maintenance in February 2009.

7	Teck Resources Limited 2009 Second Quarter News Release

REVENUES AND OPERATING PROFIT

QUARTER ENDED JUNE 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues	Operating profit (loss) before depreciation and pricing adjustments			Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$ 154	$ 259	$ 55	$ 171	$ 74	$ 160
Antamina	138	256	75	189	89	178
Quebrada Blanca	77	190	41	116	17	92
Carmen de Andacollo	21	43	10	29	(1)	24
Duck Pond	18	25	6	18	4	7
	408	773	187	523	183	461

Coal (note 1)	954	544	515	322	394	309

Zinc
Trail	281	402	39	64	26	52
Red Dog	94	97	48	64	40	50
Other	11	35	(1)	(9)	(2)	(12)
Inter-segment sales	(41)	(46)	(5)	9	(5)	9
	345	488	81	128	59	99

TOTAL	$ 1,707	$ 1,805	$ 783	$ 973	$ 636	$ 869

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments

8	Teck Resources Limited 2009 Second Quarter News Release

REVENUES AND OPERATING PROFIT

SIX MONTHS ENDED JUNE 30

Our revenue, operating profit before depreciation and pricing adjustments and operating profit by business unit are summarized in the table below:

($ in millions)	Revenues	Operating profit (loss) before depreciation and pricing adjustments			Operating profit (loss) (note 2)
	2009	2008	2009	2008	2009	2008

Copper
Highland Valley Copper	$ 340	$ 529	$ 106	$ 315	$ 146	$ 349
Antamina	264	446	138	298	166	325
Quebrada Blanca	171	361	82	197	24	164
Carmen de Andacollo	45	88	22	53	-	42
Duck Pond	35	65	7	32	5	16
	855	1,489	355	895	341	896

Coal (note 1)	1,828	765	1,034	348	823	324

Zinc
Trail	573	843	70	141	44	116
Red Dog	185	267	77	156	61	137
Other	25	75	-	5	-	(8)
Inter-segment sales	(90)	(124)	(6)	9	(6)	9
	693	1,061	141	311	99	254

TOTAL	$ 3,376	$ 3,315	$ 1,530	$ 1,554	$ 1,263	$ 1,474

(1)

On October 30, 2008, we completed the acquisition of Fording’s assets which increased our direct ownership interest in Teck Coal from 40% to 100%. The results summarized in the above table reflect our increased ownership from October 30, 2008.

(2)	After depreciation, amortization and pricing adjustments.

9	Teck Resources Limited 2009 Second Quarter News Release

COPPER

Highland Valley Copper (97.5%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Tonnes milled (000's)	11,033	10,924	22,005	21,383

Copper
Grade (%)	0.32	0.31	0.31	0.31
Recovery (%)	86.0	84.3	85.1	83.7
Production (000's tonnes)	30.2	28.1	57.6	54.7
Sales (000's tonnes)	21.2	28.2	55.7	53.8

Molybdenum
Production (million pounds)	1.6	0.9	3.0	1.7
Sales (million pounds)	1.5	1.0	2.8	1.8

Cost of sales ($ millions)
Operating costs	$ 61	$ 80	$ 152	$ 144
Distribution costs	$ 6	$ 7	$ 14	$ 14
Depreciation and amortization	$ 13	$ 11	$ 28	$ 21

Operating Profit ($ millions)
Before depreciation	$ 87	$ 171	$ 174	$ 370
After depreciation	$ 74	$ 160	$ 146	$ 349

Highland Valley Copper’s operating profit, before positive pricing adjustments, was $42 million in the second quarter compared with $161 million a year ago. Positive pricing adjustments of $32 million were recorded in the quarter compared with $1 million of negative price adjustments last year. The decline in operating profit was due to significantly lower copper prices and timing of shipments, as approximately 4,000 tonnes of shipments that had been scheduled to occur in the second quarter were shipped in the first quarter.

Copper production in the second quarter increased by 7% to 30,200 tonnes compared with the same period last year as a result of higher ore grades and improved mill recoveries.

As previously announced, certain geotechnical issues have been indentified which will restrict access to ore in the Valley pit for at least the next 18 months. The shortfall is expected to be partially made up with lower grade ore from the Lornex and Highmont pits. Although the mill is expected to run at full capacity, the blend of ores available will have lower grades, throughput rates and recovery. Based on preliminary assessments, we now expect that Highland Valley’s copper production will be approximately 115,000 tonnes in 2009 and approximately 85,000 tonnes in 2010.

10	Teck Resources Limited 2009 Second Quarter News Release

Remedial actions are expected to include at least 40 million tonnes of additional soil stripping above the east wall before the planned placement of a rock buttress to provide long term stability and release of the 2013 extension ore. In addition, a smaller buttress is currently being constructed on the south wall to provide stability for the current production areas in the Valley pit. Based on preliminary estimates, Highland Valley’s life-of-mine ore reserves will not be affected by the changes to the east wall design, but are expected to be reduced by approximately 2%, depending on the final design of the south wall remedial actions. Final remedial designs and a new life-of-mine plan are expected to be completed by the end of the fourth quarter of 2009.

The permit amendment for the next phase of mine life extension to 2019 was received in the second quarter and pre-production stripping of the west wall has commenced. West wall stripping is currently scheduled for completion in 2013.

11	Teck Resources Limited 2009 Second Quarter News Release

Antamina (22.5%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Tonnes milled (000's)
Copper-only ore	3,360	4,950	7,163	8,842
Copper-zinc ore	5,077	2,779	9,127	5,405

	8,437	7,729	16,290	14,247
Copper (note 1)
Grade (%)	1.19	1.38	1.20	1.30
Recovery (%)	80.5	90.2	81.9	90.1
Production (000's tonnes)	80.9	94.5	159.9	168.6
Sales (000's tonnes)	74.4	103.0	162.8	165.7

Zinc (note 1)
Grade (%)	2.79	3.74	2.86	3.67
Recovery (%)	81.0	86.8	82.2	87.6
Production (000's tonnes)	108.6	91.4	201.0	169.0
Sales (000's tonnes)	102.0	102.5	187.5	160.5

Molybdenum
Production (million pounds)	1.1	3.8	3.2	7.6
Sales (million pounds)	1.1	5.4	3.6	8.9

Cost of sales (US$ millions)
Operating costs	$ 86	$ 126	$ 206	$ 211
Distribution costs	$ 27	$ 51	$ 47	$ 73
Royalties and other costs (note 2)	$ 50	$ 79	$ 58	$ 132
Depreciation and amortization	$ 25	$ 37	$ 49	$ 67

Our 22.5% share of operating profit ($ millions)
Before depreciation	$ 94	$ 187	$ 178	$ 339
After depreciation	$ 89	$ 178	$ 166	$ 325

(1)	Copper ore grades and recoveries apply to all of the processed ores. Zinc ore grades and recoveries apply to copper-zinc ores only.
(2)	In addition to royalties paid by Antamina, we also pay a royalty to the vendor of our interest in Antamina equivalent to 7.4% of our share of cash flow distributed by the mine.

Our 22.5% share of Antamina’s operating profit, before positive pricing adjustments, was $70 million in the second quarter compared with $179 million in the same period last year. Our share of positive pricing adjustments in the second quarter was $19 million compared with $1 million of negative price adjustments in the same period a year ago.

12	Teck Resources Limited 2009 Second Quarter News Release

Tonnes milled in the second quarter increased 9% compared with 2008, as the SAG mill motor was increased to a higher speed in June compared to a reduced SAG mill speed in the same period last year. As a result of mine sequencing, the concentrator processed 40% copper-only ore and 60% copper-zinc ore in the quarter compared to 64% copper-only and 36% copper-zinc during the second quarter last year.

Despite higher mill throughput, copper production in the second quarter was 14% lower at 80,900 tonnes compared with 94,500 tonnes last year primarily due to the lower proportion of copper-only ore throughput and lower grades and recoveries in the quarter. Zinc production in the quarter increased by 19% over last year to 108,600 tonnes due to processing a greater amount of copper-zinc ore.

Sales volumes of copper were 28% lower than the second quarter of last year reflecting the lower production levels, while sales volumes of zinc were similar to the second quarter last year.

We are currently negotiating changes to Antamina’s labour agreement, which expires on July 24, 2009.

13	Teck Resources Limited 2009 Second Quarter News Release

Quebrada Blanca (76.5%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	2,048	1,958	3,884	3,627
Dump leach ore	2,631	2,082	4,204	4,582

	4,679	4,040	8,088	8,209
Grade (TCu%) (note 1)
Heap leach ore	1.16	1.38	1.19	1.30
Dump leach ore	0.57	0.60	0.54	0.62

Production (000's tonnes)
Heap leach ore	15.7	16.5	31.4	32.0
Dump leach ore	6.1	5.0	12.0	10.4

	21.8	21.5	43.4	42.4

Sales (000's tonnes)	14.3	22.1	35.5	42.0

Cost of sales (US$ million)
Operating costs	$ 29	$ 60	$ 69	$ 113
Inventory adjustments (note 2)	$ -	$ 10	$ -	$ 33
Distribution costs	$ 2	$ 2	$ 4	$ 4
Depreciation and amortization	$ 21	$ 24	$ 48	$ 44

Operating profit ($ millions)
Before depreciation	$ 42	$ 116	$ 83	$ 208
After depreciation	$ 17	$ 92	$ 24	$ 164

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the non-controlling interests’ 23.5% share of Quebrada Blanca.

Quebrada Blanca’s operating profit, before pricing adjustments, was $16 million compared with $91 million in the second quarter of 2008. Positive pricing adjustments were negligible, both this year and last.

Copper production in the second quarter of 21,800 tonnes was similar to last year. Sales volumes of 14,300 tonnes in the second quarter were 35% lower than the same period last year due to the timing of shipments.

Operating costs in the second quarter, before changes in inventory, were US$45 million compared with US$62 million a year ago as a result of lower fuel, sulphuric acid and other consumable costs. Quebrada Blanca is also realizing the benefits of operating its power house more efficiently which has partially reduced the need to purchase power from significantly higher

14	Teck Resources Limited 2009 Second Quarter News Release

priced third party sources. In addition, second quarter operating costs in 2008 had been affected by a US$9 million signing bonus related to new collective bargaining agreements.

Carmen de Andacollo (90%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Tonnes placed (000's)
Heap leach ore	879	960	1,838	1,853
Dump leach ore	363	50	600	265

	1,242	1,010	2,438	2,118
Grade (TCu%) (note 1)
Heap leach ore	0.60	0.66	0.62	0.64
Dump leach ore	0.31	0.27	0.30	0.25

Production (000's tonnes)
Heap leach ore	3.9	3.9	8.1	7.7
Dump leach ore	0.8	1.3	1.9	2.7

	4.7	5.2	10.0	10.4

Sales (000's tonnes)	3.7	5.0	9.0	10.3

Cost of sales (US$ million)
Operating costs	$ 10	$ 11	$ 17	$ 23
Inventory adjustments (note 2)	$ -	$ 2	$ -	$ 8
Distribution costs	$ 1	$ 1	$ 2	$ 2
Depreciation and amortization	$ 8	$ 5	$ 19	$ 13

Operating profit (loss) ($ millions)
Before depreciation	$ 9	$ 29	$ 23	$ 55
After depreciation	$ (1)	$ 24	$ -	$ 42

(1)	TCu% is the percent assayed total copper grade.
(2)

Inventory adjustments consist of mark-to-market adjustments of work in process inventory at the time of the acquisition of the mine in August 2007, which were charged to earnings as the inventory was sold.

(3)	Results do not include a provision for the non-controlling interests’ 10% share of Andacollo.

Andacollo incurred an operating loss of $1 million in the second quarter compared with an operating profit of $24 million in the second quarter of 2008. Pricing adjustments in each period were minimal.

Copper production of 4,700 tonnes in the second quarter was consistent with the current mine plan, but 10% lower than a year ago as the mine is transitioning from mining the supergene deposit to the primary hypogene zone scheduled for commissioning later this year.

15	Teck Resources Limited 2009 Second Quarter News Release

Sales volumes in the second quarter were 26% lower than the same period last year, due to the timing of shipments.

The development of Andacollo’s concentrate project is progressing, with commissioning scheduled for the fourth quarter of 2009 and commercial production levels expected in the first quarter of 2010. The development consists of the construction of a 55,000 tonne per day concentrator and tailings facility and is expected to produce 76,000 tonnes (168 million pounds) of copper and 53,000ounces of gold in concentrate annually over the first 10 years of the project. The capital cost forecast for the project is US$425 million using a US$1 = 535 Chilean pesos exchange rate, of which US$331 million has been spent from inception to June 30, 2009.

On April 6, 2009, Andacollo announced the sale of an interest in future gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Proceeds to Andacollo are expected to be US$218 million and 1.2 million common shares of Royal Gold. Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter. Closing is subject to customary conditions and is expected to occur in the third quarter of 2009.

Duck Pond (100%)

Duck Pond’s operating profit was $4 million in the second quarter as a result of $4 million of positive pricing adjustments. This compares with an operating profit of $7 million in the same period last year. Copper and zinc production in the quarter was 3,600 tonnes and 5,700tonnes, respectively, compared with 3,700 tonnes and 5,100 tonnes in the same period last year.

Underground ramp development to access the lower portion of the orebody was completed in the second quarter with new primary mining areas scheduled for production in the third quarter. The availability of these lower ore zones is expected to improve mill throughput and recovery going forward.

Development Projects

During the second quarter an Advanced Concept Study was completed on the Quebrada Blanca Hypogene project and a Pre-feasibility Study was commenced. The Pre-feasibility Study is scheduled to be completed in the second quarter of 2010. Work on our Galore Creek, Relincho and other copper development projects was limited during the second quarter.

16	Teck Resources Limited 2009 Second Quarter News Release

COAL

Teck Coal Partnership (100%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Production (000's tonnes)	4,279	6,504	8,245	12,396

Sales (000's tonnes)	5,004	6,575	8,691	12,333

Average sale price
US$/tonne	$ 165	$ 204	$ 181	$ 154
C$/tonne	$ 191	$ 207	$ 210	$ 155

Operating expenses (C$/tonne)
Cost of product sold	$ 55	$ 45	$ 57	$ 46
Transportation	$ 33	$ 39	$ 34	$ 38
Depreciation and amortization	$ 24	$ 5	$ 24	$ 5

Our share of operating profit ($ millions) (note 1)
Before depreciation	$ 515	$ 322	$ 1,034	$ 348
After depreciation	$ 394	$ 309	$ 823	$ 324

(1)	Results of Teck Coal represent our 100% direct interest commencing October 30, 2008 and 40% prior to that date.

On October 30, 2008, we acquired all the assets of Fording, which consisted of Fording’s 60% interest in Teck Coal (formerly Elk Valley Coal Partnership). The transaction increased our interest in the partnership from an effective interest of 52% to a 100% interest. We began to fully consolidate the results of Teck Coal on October 30, 2008.

The lower production and sales volume levels in the second quarter and the first half of 2009, compared with the same periods in 2008, reflect reduced demand for steel and hard coking coal. Significant decreases in coal sales to steel mills in Europe and the Americas were partially mitigated by increased demand from Chinese customers for seaborne coking coal, which has been sold at prevailing spot prices. A portion of the lost sales volume with our long-term contract customers was replaced by spot sales into the thermal and PCI coal markets. We expect our sales of thermal and PCI coals to comprise approximately 14% of our sales volume for the 2009 calendar year and approximately 10% for the 2009 coal year, which is consistent with our expected long-term average thermal and PCI product mix of 10%. We also expect the recent trend towards increased spot sales to continue in the future as we seek to contract with our traditional customers for annual tonnages that more closely match their requirements and buying patterns.

The lower average U.S. dollar selling prices in the second quarter compared with the same quarter in 2008 primarily reflect the lower contract price settlements for the 2009 coal year that commenced April 1. During the second quarter of 2009, approximately 1.5 million tonnes of carryover tonnage was sold at the higher 2008 contract prices.

17	Teck Resources Limited 2009 Second Quarter News Release

The increases in unit cost of product sold for the second quarter and first half of 2009, compared with the same periods in 2008, primarily reflect lower production levels, which increase fixed costs per tonne of coal produced, as well as higher strip ratios and higher labour costs. These cost increases were partially offset by lower diesel fuel prices. Additional stripping of waste during the first half of the year is expected to benefit strip ratios and unit costs in the second half of 2009.

The decrease in unit transportation cost for the second quarter primarily reflects lower contractual rail rates with Canadian Pacific Railway for the westbound transportation of coal from our five British Columbia mine sites under the new rates that apply for the year commencing April 8, 2009. The decrease in unit transportation costs for the first half of 2009 reflects the lower contractual westbound rail rates as well as lower ocean freight and vessel demurrage costs, partially offset by higher port loading costs, which are variable in part with average selling prices.

The increases in depreciation and amortization expense reflect the amortization of non-cash purchase accounting adjustments related to our acquisition of Fording’s interest in Teck Coal.

We now expect 2009 coal sales to be at the upper end of the previously announced range of 18-20 million tonnes. Third quarter sales are expected to be approximately 6 million tonnes, although third quarter sales volume could be constrained by clean coal production. Significant increases in sales to China contribute to our increased confidence in higher sales volumes. Where possible, previously planned temporary production shutdowns at several mines have been cancelled or reduced in length in order to meet the increased demand. We have completed negotiations with more than 80% of our traditional customers, with pricing consistent with previously announced settlements at US$128 per tonne for our highest quality coal products. We expect our average realized selling price for the 2009 calendar year to be in the range of US$155 to US$160 per tonne.

Increased production and sales for the remainder of the year are expected to significantly reduce site unit operating costs, as the per tonne impact of fixed costs, which typically represent about 25% of the cost structure, is reduced. Strip ratios are expected to reduce by approximately 20% in the second half of 2009 compared to the first half. Site costs in the 2009 calendar year are expected to be in the range of C$53 to C$56 per tonne. Unit transportation costs for calendar 2009 are expected to be in the range of $33 to $35 per tonne.

The union labour agreement for our Line Creek Operations expired on June 1, 2009 and we are currently in the process of negotiating a new labour agreement.

18	Teck Resources Limited 2009 Second Quarter News Release

ZINC

Trail (100%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Metal production
Zinc (000's tonnes)	59.3	61.5	117.7	135.2
Lead (000's tonnes)	18.8	20.5	38.1	46.1

Metal sales
Zinc (000's tonnes)	62.9	68.6	120.3	141.6
Lead (000's tonnes)	19.8	21.2	37.0	44.9

Power
Surplus power sold (GW.h )	424	314	700	503
Power price (US$/MW.h)	$ 21	$ 62	$ 27	$ 67

Cost of sales ($ millions)
Concentrates	$ 143	$ 221	$ 301	$ 475
Operating costs	$ 75	$ 90	$ 153	$ 176
Distribution costs	$ 24	$ 27	$ 49	$ 52
Depreciation and amortization	$ 13	$ 12	$ 26	$ 25

Operating profit ($ millions) before depreciation
Metal operations	$ 30	$ 45	$ 50	$ 109
Power sales	$ 9	$ 19	$ 20	$ 32
	$ 39	$ 64	$ 70	$ 141
Operating profit ($ millions) after depreciation
Metal operations	$ 21	$ 35	$ 31	$ 90
Power sales	$ 5	$ 17	$ 13	$ 26
	$ 26	$ 52	$ 44	$ 116

Trail metal operations operating profit declined to $21 million in the second quarter compared with $35 million in the same period last year due mainly to significantly lower zinc and lead prices. The weaker Canadian dollar partially offset the lower metal prices and sales volumes. Refined zinc production curtailments that began in late 2008 continued throughout the second quarter to better match production to market conditions. Refined zinc production in the second quarter of 2008 was also negatively impacted by technical issues in the leaching/purification area, which resulted in zinc production being similar to that under our current curtailment plan.

We expect to continue with our refined zinc production curtailments at Trail until demand improves. We now expect that this may occur over the next few months. Our forecast zinc production for 2009 will be between 235,000 tonnes and 255,000 tonnes. Lead production is not affected by our curtailment program.

19	Teck Resources Limited 2009 Second Quarter News Release

On June 17, 2009 we announced the execution of a non-binding memorandum of understanding with BC Hydro regarding the proposed sale of a one-third interest in the Waneta Dam for $825 million. The transaction is subject to completion of due diligence and definitive documentation, and to receipt of certain third party consents and necessary regulatory approvals. We expect the transaction to close by year end.

Upper Columbia River Basin (Lake Roosevelt)

Teck American continued work to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 to complete a remedial investigation and feasibility study of the Upper Columbia River (“RI/FS”). A final comprehensive work plan for the site was developed late in 2008 and subject to acquiring required permits, field work on the RI/FS, which was expected to commence in the second quarter of 2009, is now expected to commence in the third quarter.

Motion proceedings continued on the Lake Roosevelt litigation in the Federal District Court for Eastern Washington. On September 19, 2008, the Court dismissed the claims for penalties while the EPA order (the “UAO”) was outstanding. On March 9, 2009, the Court granted the plaintiffs’ motions for an award of the costs of litigating the UAO claims. The plaintiffs have appealed the dismissal of the UAO claims and once the costs awarded the plaintiffs are quantified, Teck Metals Ltd. (“TML”) intends to appeal the cost award to the 9th Circuit. The second phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages is scheduled to be heard in October, 2010. At this time it is not possible to estimate the extent and cost, if any, of response costs, for natural resource damages and assessment costs which may be claimed until there has been substantial progress on the RI/FS.

Teck American entered into an agreement with Washington State under its voluntary cleanup program to remove approximately 5,000 cubic yards of sand containing slag deposited years ago from its Trail, BC smelter and Black Sand Beach along the northern reach of Lake Roosevelt. Regulatory processes and planning is now underway. Work is scheduled to begin in September 2010 and will take approximately 1 to 2 months to complete. The material will likely be transported to Trail for disposal. The cost of the project is expected to be less than $1 million.

20	Teck Resources Limited 2009 Second Quarter News Release

Red Dog (100%)

Operating results at the 100% level are summarized in the following table:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Tonnes milled (000's)	819	749	1,609	1,524

Zinc
Grade (%)	21.0	20.5	21.1	20.9
Recovery (%)	83.3	84.8	82.7	84.3
Production (000's tonnes)	143.0	130.0	280.4	268.5
Sales (000's tonnes)	92.2	76.3	188.1	179.7

Lead
Grade (%)	5.6	6.2	5.7	6.7
Recovery (%)	67.6	68.8	69.0	65.9
Production (000's tonnes)	30.9	31.8	63.2	67.3
Sales (000's tonnes)	-	2.8	-	2.8

Cost of sales (US$ millions)
Operating costs	$ 23	$ 19	$ 51	$ 45
Distribution costs	$ 16	$ 14	$ 35	$ 32
Royalties (NANA and State)	$ (2)	$ 6	$ (4)	$ 35
Depreciation and amortization	$ 9	$ 9	$ 20	$ 19

Operating profit ($ millions)
Before depreciation	$ 50	$ 59	$ 85	$ 156
After depreciation	$ 40	$ 50	$ 61	$ 137

Red Dog’s operating profit, before pricing adjustments, was $37 million in the second quarter compared with $55 million in the same period last year. Positive pricing adjustments were $3 million in the second quarter compared with $5 million of negative pricing adjustments in the second quarter of 2008. The decline in operating profit was mainly due to lower zinc prices.

Zinc production in the quarter increased 10% to 143,000tonnes compared to the same period last year as a result of performance improvement initiatives. These initiatives have increased throughput resulting in shorter than expected maintenance shutdowns and improved mill online time.

The 2009 shipping season commenced on July 3, 2009 with planned shipments of 1,025,000 tonnes of zinc concentrate and 220,000 tonnes of lead concentrate compared with 920,000 tonnes and 247,000 tonnes, respectively for the 2008 shipping season. Zinc sales volumes in the third and fourth quarter of 2009 are estimated to be 168,000 tonnes and 198,000 tonnes of metal in concentrate, respectively.

21	Teck Resources Limited 2009 Second Quarter News Release

We continue to work towards the approval of a Supplemental Environmental Impact Statement (“SEIS”) for the Aqqaluk deposit, the next ore body scheduled to be developed by Red Dog. The mine’s effluent discharge permit is expected to be renewed in conjunction with the SEIS. The final SEIS is expected to be released for public review this summer and the final permits are expected to be issued in the fourth quarter of this year.

ENERGY

Fort Hills Project

The timing of a final investment decision on the Fort Hills oil sands project remains uncertain, pending both improvements in commodity prices and financial markets and completion of the merger of Petro-Canada, 60% owner of the project, and Suncor. Spending on the project has been significantly reduced and the workforce downsized to reflect the lower level of activity.

Frontier and Equinox Projects

Engineering studies continue on the Equinox oil sands project, including pilot plant test work to support the design assumptions used for both the Equinox and Frontier oil sands projects. A draft Design Basis Memorandum study for Equinox is under review by the joint venture partners. The joint venture continues to advance the project through the permitting process. Engineering studies have started on the Frontier Project.

Other Oil Sand Leases

During the 2009 winter drilling season 54 core holes were completed on Leases 421, 022 and 023 (Lease 421 Area), bringing the total core holes completed to 59. Preliminary results indicate 49 of the core holes contain prospective oil sands that range in thickness from 10 to 40 metres (averaging 19 metres) with overburden thicknesses ranging from 17 to 68 metres (averaging 39 metres). Results from the core analysis for the 2009 wells are expected to be available in the fourth quarter of 2009.

COSTS AND EXPENSES

Administration and general expenses were $49 million in the second quarter compared with $41 million last year. The increase was mainly attributable to higher stock-based compensation, which is linked to the increase in our share price.

Our interest expense increased significantly to $172 million in the quarter compared with $17 million a year ago. The primary cause of the increase was the debt incurred to finance the acquisition of Fording Coal. This debt was initially short-term and bore relatively low rates of interest. However, our higher credit spread and the longer maturities of our refinancing have resulted in higher interest rates. Offsetting this, the principal amount of the debt has decreased due to asset sales and will decrease further as the proceeds of the share issuance in July were used to retire the remaining bridge loan and reduce the term loan, thereby reducing future interest charges. Debt and interest charges are denominated in US dollars and fluctuations in the exchange rate also affect interest expense. A strengthening Canadian dollar served to reduce these amounts in the second quarter.

22	Teck Resources Limited 2009 Second Quarter News Release

Other income, net of other expenses, was $323 million in the second quarter compared with other income of $39 million last year. Significant items in the second quarter included non-cash foreign exchange translation gains totalling $489 million, a $47 million loss on our copper and other commodity derivative positions and the write-off of $124 million of previously capitalized debt financing fees resulting from the repayment of the majority of our bridge loan in the quarter. The non-cash foreign exchange translation gain on our debt totalled $999 million, of which $513 million was recorded in other income and $486 million in other comprehensive income. The portion charged to other comprehensive income relates to that portion of our US dollar debt that is designated as a hedge against our investments in subsidiaries whose functional currency is the US dollar.

Provision for Income and Resource Taxes

Income and resource taxes for the quarter were $175 million, or 24% of pre-tax earnings, which is lower than the Canadian statutory tax rate. This is the result of the significant foreign exchange gain in the quarter, which is subject to the lower capital gains tax rate. This was partially offset by the effect of resource taxes in Canada.

Income tax pools arising out of the Fording transaction shield us from cash income taxes, but not resource taxes, in Canada. We remain subject to cash taxes in foreign jurisdictions.

Non-controlling Interests

Non-controlling interest expense, which represents other parties’ share of earnings of our subsidiaries, was $13million in the quarter compared with $32 million in the same period last year. The decrease was due to significantly lower earnings from our Quebrada Blanca and Andacollo operations in which third parties hold a 23.5% and 10% interest, respectively.

Equity Earnings

In the second quarter we recorded equity losses of $17 million primarily from our Fort Hills oil sands investment as a result of the deferral of the project and contract termination charges.

Discontinued Operations

Our earnings from discontinued operations relate to our Pogo and Hemlo gold operations and to a price participation provision in the agreement from the sale of our Cajamarquilla zinc refinery in 2004. Earnings in the second quarter from Pogo and Hemlo were $11 million and $3 million, respectively. Mark-to-market adjustments related to deferred payments on the sale of the Cajamarquilla refinery resulted in a further gain of $2 million. The sale of Hemlo closed in April, 2009 resulting in an after-tax gain of $33 million. The sale of Pogo closed in July 2009 for proceeds of US$245 million and we expect to record a gain of approximately C$80 million in the third quarter.

23	Teck Resources Limited 2009 Second Quarter News Release

FINANCIAL POSITION AND LIQUIDITY

Since March 31, 2009, our financial position and liquidity have improved significantly. With the completion of our recent equity financing, our debt due within the next twelve months has been reduced from $8.4 billion to $770 million and our debt due before the end of 2011 has been reduced from $11.6 billion to $2.6 billion. In addition, we have seen a significant strengthening of our balance sheet as our debt to debt plus equity will be reduced from 49% at June 30, to approximately 39% as a result of the share issuance and proceeds from the sale of Pogo.

Our cash position decreased during the second quarter by $882million to $750million at June 30, 2009, with the reduction due mainly to payments made to reduce our bridge and term loan balances.

Cash flow from operations, before changes in non-cash working capital items, was $421 million in the second quarter compared with $733 million in the same period last year. The decline in cash flow was mainly due to lower operating profits from our copper division, partially offset by higher operating profits from our coal division as a result of our increased ownership in Teck Coal. Changes in non-cash working capital items were minimal in the second quarter compared with a $232 million use of cash in the same period last year primarily as a result of a reduction of accounts payable due to large tax payments related to significant earnings from 2007.

Expenditures on property, plant and equipment were $148million in the second quarter and included $33million on sustaining capital and $115million on development projects. The largest components of sustaining expenditures were at Teck Coal for equipment upgrades. Development expenditures included $14million for preparatory stripping and capital equipment for Highland Valley Copper’s mine life extension project, $58million on the development of the hypogene deposit at Andacollo and $40 million as a final payment for a previously acquired oil sands property. Investments in the second quarter totalled $72million and included $51million of funding for our share of the Fort Hills oil sands project.

Our total debt balance was $11.2billion at June 30, 2009 and $8.9 billion as of July 22nd. Since we acquired the Fording assets in October, 2008, our total debt has been reduced by $4.6 billion, of which $3.9 billion was repaid and approximately $0.7 billion was from the translation to the Canadian dollar equivalent as a result of the stronger Canadian dollar. We also have bank credit facilities aggregating $1.3billion, 97% of which mature in 2012 and beyond. Our current unused credit lines under these facilities after drawn letters of credit amount to $1.1billion. Our senior debt was upgraded to Ba2, with a positive outlook, by Moody’s Investor Services in July. Our senior debt is currently rated BB+ by Standard & Poor’s (S&P) and BB (high) by Dominion Bond Rating Service, both with negative outlooks.

In the second quarter of 2009 we amended our US$4 billion term loan and US$5.81 billion bridge loan. The lenders agreed, among other things, to:

•	defer US$4.4 billion of payments previously scheduled for the balance of 2009,

•	extend the maturity date of US$3.5 billion of the bridge loan from October 29, 2009 to October 30, 2011, and

•	reschedule approximately US$3.3 billion of amortization payments under the term loan.

The amended term loan contains covenants including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. In addition, there are

24	Teck Resources Limited 2009 Second Quarter News Release

two financial covenants, a maximum leverage ratio and a minimum interest coverage ratio. Both tests will be calculated on a rolling basis at the end of each calendar quarter based on EBITDA and interest expense for the previous twelve months. At June 30, 2009 the minimum interest coverage ratio covenant was 3.5 to 1.0 and the maximum leverage ratio covenant was 4.75 to 1.0 and we were in compliance with both.

Since completion of the amendment, we have repaid the bridge loan in full with proceeds from asset sales, tax refunds related to the Fording acquisition, the issuance of senior secured notes and a portion of the US$1.5 billion in proceeds received on July 15th from the sale of Class B subordinate voting shares to a wholly-owned subsidiary of China Investment Corporation (“CIC”). The remaining proceeds from the private placement to CIC were used to repay approximately US$1.2 billion of the term loan. As of the date of this report, the term loan balance is approximately US$2.74 billion, with US$106 million due in 2009, US$1.066 billion due in each of 2010 and 2011 and US$506 million in 2012. The term loan requires mandatory prepayment from net proceeds of asset sales and new debt or equity issuances and a quarterly cash sweep.

In May 2009, we issued US$4.225 billion in aggregate principal amount of senior secured notes, consisting of US$1.315 billion of 5-year notes due in May, 2014, US$1.06 billion of 7-year notes due in May, 2016 and US$1.85 billion of 10-year notes due in May, 2019. The 5-year notes bear interest at 9.75% per annum, were issued at 95.27% of face value and are non-callable. The 7-year notes bear interest at 10.25% per annum, were issued at 94.654% of face value and are callable on or after May 15, 2013. The 10-year notes bear interest at 10.75% per annum, were issued at 94.893% of face value and are callable on or after May 15, 2014. The net proceeds from these notes of US$3.875 billion were used to repay a portion of the bridge loan.

On July 15th, we issued approximately 101.3 million Class B subordinate voting shares to a wholly-owned subsidiary of CIC for proceeds of US$1.5 billion and used the net proceeds to retire the outstanding balance of the bridge loan and reduce the balance of the term loan. CIC indirectly holds approximately 17.5% of our outstanding Class B subordinate voting shares, representing approximately 17.2% equity and 6.7% voting interests in Teck.

Our obligations under our amended lending agreements and the senior secured notes are guaranteed by Teck Metals Ltd., Teck Coal Partnership, and all other material subsidiaries of Teck, subject to certain exceptions, and are secured by a first priority security interest in all of the material properties of Teck and each guarantor, with provision for the release of the security interest in connection with permitted asset sales. The security interest in favour of the banks and noteholders will fall away upon Teck receiving an investment grade credit rating with a stable outlook from each of Moody’s and S&P. Teck’s US$1.2 billion of senior notes due in 2012, 2015 and 2035 have the benefit of the same security interest.

COMPREHENSIVE INCOME

We recorded comprehensive income of $476million in the second quarter, consisting of $570million of regular net earnings and $94million of other comprehensive loss. The most significant components of other comprehensive loss in the quarter were currency translation adjustments on self-sustaining foreign subsidiaries, and reclassification of gains on marketable securities on realization. These marketable securities consist primarily of investments in publicly traded companies with whom we partner in exploration or development projects. Currency translation

25	Teck Resources Limited 2009 Second Quarter News Release

gains and losses are held in accumulated other comprehensive income, net of taxes, until they are realized, at which time they are included in net earnings.

OUTLOOK

The information below is in addition to the disclosure concerning specific operations included above in the Operations and Corporate Development sections of this document.

General Economic Conditions

While governments have taken significant steps to address weak global economic conditions, significant uncertainty concerning the short and medium term global economic outlook persists. Despite this uncertainty, the markets in which we sell our products have seen significant improvements. Base metal prices have increased significantly, while demand for coal has resulted in tightening markets. However, markets and prices remain volatile. There have also been significant improvements in capital markets which are now more readily accessible, as illustrated by our recent bond issue. We continue to closely monitor these developments and their effect on our business.

Capital Expenditures

Our capital expenditures for the remainder of 2009, excluding the Fort Hills project, are expected to be approximately $280 million, including $120 million of sustaining capital expenditures and $160 million on development projects. Our development expenditures estimate of $160 million includes $105 million for Andacollo’s hypogene project and $42 million for Highland Valley’s mine expansion. We also expect to spend approximately $45 million on our share of costs for the Fort Hills oil sands project in the remainder of 2009.

We continue to review our discretionary capital spending in light of current market conditions, our debt reduction targets and restrictions on capital spending arising from the amendments to our bridge and term loans.

Debt Revaluation and Interest Expense

Our US dollar denominated debt is subject to revaluation based on changes in the Canadian/US dollar exchange rate. We have designated approximately US$5 billion of our US dollar denominated debt as a hedge against our US dollar denominated foreign operations. As a result, any foreign exchange gains or losses arising on that amount of our debt will be recorded in other comprehensive income with the remainder being charged to net earnings. The earnings impact of these revaluations will be reduced in future quarters as a result of our debt repayments, although exchange rate fluctuations will continue to affect our debt to equity ratio and our interest expense.

Earnings Per Share

Our earnings per share may be significantly affected by our issuance of approximately 101 million Class B subordinate voting shares on July 15, 2009.

26	Teck Resources Limited 2009 Second Quarter News Release

INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) CHANGEOVER PLAN

Effective January 1, 2011 Canadian publicly listed entities will be required to prepare their financial statements in accordance with International Financial Reporting Standards (“IFRS”), instead of current Canadian GAAP. This mandate is first applicable to interim reporting periods in 2011 and includes the requirement to present comparative financial information for the 2010 year also based on IFRS. Accordingly, although we will first report our result under IFRS in 2011, the underlying conversion will be based on an effective transition date of January 1, 2010.

In 2008, we established an IFRS conversion team to lead the significant undertaking of transition from Canadian GAAP to IFRS. We have prepared a detailed IFRS conversion plan, which will continue to evolve to accommodate the expected development of IFRS accounting standards past 2011.

We have identified four phases to our conversion: scoping and planning, detailed assessment, implementation and post implementation. The scoping and planning phase involves establishing a project team and organizational structure, including oversight of the process; this includes a project charter, project management plan, stakeholder analysis and communication strategy. This phase also entails an initial assessment of the key areas where IFRS transition may have a significant impact and present significant challenges. This scoping and planning phase is substantially complete. The second phase, detailed assessment, involves in-depth technical analysis that will result in understanding potential impacts, decisions on accounting policy choices and the drafting of accounting policies. In addition this will result in identifying resource and training requirements, processes for preparing financial statements, establishing IT system requirements and preparing detailed transition plans. We are currently completing this phase and expect to complete this detailed technical analysis by end of the third quarter of 2009. During the implementation phase, we will identify and carry out the implementation requirements to effect management’s accounting choices, develop sample financial statements, implement business and internal control requirements, calculate the opening balance sheet at January 1, 2010 and other transitional reconciliations and disclosure requirements. The last phase of post implementation will involve continuous monitoring of changes in IFRS throughout the implementation process (through to 2011) and later as the Roadmap for US consideration for adopting IFRS is established.

We are developing and maintaining our IFRS competencies by addressing training requirements at various levels of the organization. These sessions are ongoing and are provided by external advisors. We will continually assess training and resource requirements as the project progresses.

FINANCIAL INSTRUMENTS AND DERIVATIVES

We hold a number of financial instruments and derivatives, the most significant of which are marketable securities, foreign exchange forward sales contracts, fixed price forward metal sales contracts, settlements receivable and payable and price participation payments on the sale of the Cajamarquilla zinc refinery. The financial instruments and derivatives are all recorded at fair values on our balance sheet with gains and losses in each period included in other comprehensive income, net earnings from continuing operations and net earnings from discontinued operations as appropriate. Some of our gains and losses on metal-related financial instruments are affected by smelter price participation and are taken into account in determining

27	Teck Resources Limited 2009 Second Quarter News Release

royalties and other expenses. All are subject to varying rates of taxation depending on their nature and jurisdiction.

The after-tax effect of financial instruments on our net earnings for the following periods is set out in the table below:

	Three months		Six months
	ended June 30		ended June 30
	2009	2008	2009	2008

Price adjustments
On prior quarter sales	$ 21	$ (2)	$ 35	$ 48
On current quarter sales	15	(5)	44	19
	36	(7)	79	67

Other financial instruments
Derivatives gains	(31)	12	(57)	10
Cajamarquilla sale price participation
(discontinued operations)	2	(7)	4	(5)
	(29)	5	(53)	5

Total	$ 7	$ (2)	$ 26	$ 72

QUARTERLY EARNINGS AND CASH FLOW

(in millions, except for share data)	2009			2008		2007
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenues	$ 1,707	$ 1,669	$1,600	$1,740	$ 1,805	$ 1,510	$ 1,478	$1,886

Operating profit	636	627	190	679	869	605	452	901

Net earnings (loss)	570	241	(607)	424	497	345	280	490

Earnings (loss) per share	$ 1.17	$ 0.50	$ (1.28)	$ 0.95	$ 1.12	$ 0.78	$ 0.64	$ 1.15

Cash flow from operations	374	1,120	583	853	501	148	588	807

OUTSTANDING SHARE DATA

As at July 22, 2009 there were 579,106,040 Class B subordinate voting shares and 9,353,470 Class A common shares outstanding. In addition, there were 6,264,566 director and employee stock options outstanding with exercise prices ranging between $4.15 and $49.17 per share. More information on these instruments and the terms of their conversion is set out in Note 21 of our 2008 year end financial statements.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well

28	Teck Resources Limited 2009 Second Quarter News Release

designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting during the quarter ended June 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws. All statements other than statements of historical fact are forward looking statements. These forward-looking statements, principally under the heading “Outlook,” but also elsewhere in this document, include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, our future earnings and cash flow , our plans to reduce our outstanding indebtedness and the expected impact of steps that we have taken to reduce spending, potential sources of funds to repay indebtedness, our planned sales of assets, proposed discussions with our lenders, the future availability of unused credit lines, the possibility that we will breach our debt covenants, our diversification strategy and our plans for our oil sands investments, forecast recoveries and the resolution of geotechnical issues at Highland Valley Copper, expected progress and costs of our Andacollo concentrate project, the financial and accounting consequences of our acquisition of the assets of Fording Canadian Coal Trust, the sensitivity of our earnings to changes in commodity prices and exchange rates, the potential impact of transportation and other potential production disruptions, the impact of currency exchange rates, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital expenditures and mine production costs, demand and market outlook for commodities, future commodity prices and treatment and refining charges, the settlement of coal contracts with customers, the outcome of mine permitting currently underway, our assessment of the quantum of potential natural resource damages in connection with the Upper Columbia River Basin and the outcome of legal proceedings involving the company. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of, zinc, copper and coal and other primary metals and minerals as well as oil, and related products, the timing of the receipt of regulatory and governmental approvals for our development projects and other operations, our costs of production and production and productivity levels, as well as those of our competitors, power prices, market competition, the accuracy of our reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, conditions in financial markets and the future financial performance of the company. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially

Factors that may cause actual results to vary materially include, but are not limited to, changes in commodity and power prices, changes in interest and currency exchange rates, acts of foreign governments and the outcome of legal proceedings, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost

29	Teck Resources Limited 2009 Second Quarter News Release

escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, adverse weather conditions and unanticipated events related to health, safety and environmental matters), political risk, social unrest, failure of customers or counterparties to perform their contractual obligations, the outcome of our ongoing discussions with lenders (including potential additional costs or covenants associated with the refinancing of our existing indebtedness and the risk that we may not be able to reach an appropriate accommodation with lenders), the results of our ongoing efforts to sell assets, further changes in our credit ratings, and changes or further deterioration in general economic conditions or continuation of current severe disruptions in credit and financial markets.

Statements concerning future production costs or volumes, and the sensitivity of the company’s earnings to changes in commodity prices and exchange rates are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2008, filed on SEDAR and on EDGAR under cover of Form 40F.

WEBCAST

Teck will host an Investor Conference Call to discuss its Q2/2009 financial results at 11:00 AM Eastern time, 8:00 AM Pacific time, on Thursday, July 23, 2009. A live audio webcast of the conference call, together with supporting presentation slides, will be available at our website at www.teck.com. The webcast is also available at www.earnings.com. The webcast will be archived at www.teck.com.

30	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Earnings

(Unaudited)

	Three months		Six months
	ended June 30		ended June 30
(Cdn$ in millions, except for share data)	2009	2008	2009	2008

Revenues	$ 1,707	$ 1,805	$ 3,376	$ 3,315

Operating expenses	(866)	(842)	(1,718)	(1,649)

	841	963	1,658	1,666

Depreciation and amortization	(205)	(94)	(395)	(192)

Operating profit	636	869	1,263	1,474

Other expenses
General and administration	(49)	(41)	(80)	(71)
Interest and financing (Note 10)	(172)	(17)	(309)	(37)
Exploration	(8)	(26)	(19)	(45)
Research and development	(4)	(8)	(10)	(16)
Asset impairment	-	(12)	-	(12)
Other income (expense) (Note 11)	323	39	254	43

Earnings before the undernoted items	726	804	1,099	1,336

Provision for income and resource taxes	(175)	(327)	(312)	(500)

Non-controlling interests	(13)	(32)	(24)	(59)

Equity earnings (loss)	(17)	55	(18)	64

Net earnings from continuing operations	521	500	745	841

Net earnings (loss) from discontinued operations (Note (3(b))	49	(3)	66	1

Net earnings	$ 570	$ 497	$ 811	$ 842

Earnings per share

Basic	$ 1.17	$ 1.12	$ 1.67	$ 1.90
Basic from continuing operations	$ 1.07	$ 1.13	$ 1.53	$ 1.90

Diluted	$ 1.17	$ 1.12	$ 1.66	$ 1.90
Diluted from continuing operations	$ 1.07	$ 1.12	$ 1.53	$ 1.89

Weighted average shares outstanding (millions)	487.1	443.0	487.0	442.9

Shares outstanding at end of period (millions)	487.1	443.2	487.1	443.2

The accompanying notes are an integral part of these financial statements.

31	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008
Operating activities
Net earnings from continuing operations	$ 521	$ 500	$ 745	$ 841
Items not affecting cash
Depreciation and amortization	205	94	395	192
Provision for future income and resource taxes	27	107	85	114
Equity (earnings) loss	17	(55)	18	(64)
Non-controlling interests	13	32	24	59
Asset impairment	-	12	-	12
Gain on sale of investments and assets	(17)	(4)	(222)	(5)
Unrealized foreign exchange (gains) losses	(489)	(6)	(245)	1
Amortization and write-off of debt financing fees	142	-	182	-
Other	2	3	25	13
Distributions received from equity accounted investments	-	50	-	65
	421	733	1,007	1,228
Net change in non-cash working capital items	(47)	(232)	487	(579)
	374	501	1,494	649
Investing activities
Property, plant and equipment	(148)	(214)	(250)	(344)
Investment in oil sands and other assets	(72)	(115)	(304)	(318)
Proceeds from the sale of investments and assets	132	4	227	6
Decrease in temporary investments	2	-	-	-
	(86)	(325)	(327)	(656)
Financing activities
Issuance of debt	4,462	2	4,462	2
Repayment of debt	(5,672)	(1)	(5,794)	(32)
Repayment of capital leases	(6)	(2)	(15)	(2)
Issuance of Class B subordinate voting shares	2	3	2	5
Dividends paid	-	-	-	(221)
Distributions to non-controlling interests	(8)	(68)	(21)	(68)
	(1,222)	(66)	(1,366)	(316)
Effect of exchange rate changes on cash and
cash equivalents held in US dollars	(28)	(4)	(13)	31
Increase (decrease) in cash and cash equivalents from continuing operations operations	(962)	106	(212)	(292)

Cash received (paid to) from discontinued operations (Note 3(b))	80	(4)	112	46
Increase (decrease) in cash and cash equivalents	(882)	102	(100)	(246)

Cash and cash equivalents at beginning of period	1,632	1,060	850	1,408
Cash and cash equivalents at end of period	$ 750	$1,162	$ 750	$ 1,162
Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these financial statements

32	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Consolidated Balance Sheets

(Unaudited)

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

ASSETS

Current assets
Cash and cash equivalents	$ 750	$ 850
Temporary and short term investments	12	11
Income taxes receivable	84	1,130
Accounts receivable and other assets	967	769
Inventories	1,451	1,339

	3,264	4,099

Investments (Note 4)	1,272	948

Property, plant and equipment	23,236	23,909

Other assets (Note 5)	740	853

Goodwill	1,711	1,724
	$ 30,223	$ 31,533

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 1,061	$ 1,506
Short-term debt (Note 6)	-	6,436
Current portion of long-term debt (Note 6)	770	1,336

	1,831	9,278

Long-term debt (Note 6)	10,471	5,102

Other liabilities (Note 7)	1,168	1,184

Future income and resource taxes	4,923	4,965

Non-controlling interests	90	104

Shareholders' equity (Note 8)	11,740	10,900
	$ 30,223	$ 31,533
Subsequent events (Notes 3(b) and 8)

The accompanying notes are an integral part of these financial statements

33	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Shareholders’ Equity

(Unaudited)

	Three months		Six months
	ended June 30		ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Share capital
Class A common shares	$ 7	$ 7	$ 7	$ 7
Class B subordinate voting shares	5,074	3,280	5,074	3,280
	5,081	3,287	5,081	3,287

Contributed Surplus	85	76	85	76

Accumulated comprehensive income
Retained earnings at beginning of period	5,717	5,383	5,476	5,038
Net earnings	570	497	811	842
Dividends declared	-	(221)	-	(221)

Retained earnings at end of period	6,287	5,659	6,287	5,659

Accumulated other comprehensive income (loss) (Note 9)	287	(587)	287	(587)
	6,574	5,072	6,574	5,072

	$ 11,740	$ 8,435	$ 11,740	$ 8,435

The accompanying notes are an integral part of these financial statements.

34	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Consolidated Statements of Comprehensive Income

(Unaudited)

	Three months		Six months
	ended June 30		ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Net earnings	$ 570	$ 497	$ 811	$ 842

Other comprehensive income (loss) in the period
Currency translation adjustments:
Exchange gains (losses) on debt designated as
hedge of self-sustaining foreign subsidiaries	418	11	232	(38)
Unrealized gains (losses) on translation of
self-sustaining foreign subsidiaries	(495)	(43)	(276)	142

	(77)	(32)	(44)	104
Available-for-sale instruments:
Unrealized gains (losses) (net of taxes of $nil, $3, $7 and $(3))	(1)	18	60	(25)
Gains reclassified to net earnings on realization (net of taxes of $(2), $nil, $(2) and $nil)	(9)	-	(9)	-

	(10)	18	51	(25)
Derivatives designated as cash flow hedges:
Unrealized losses (net of taxes of $(7), $nil, $(12) and $nil)	(15)	-	(32)	-
Losses reclassified to net earnings on realization (net of taxes of $3, $2, $29 and $3)	8	2	49	5
	(7)	2	17	5

Total other comprehensive income (loss)	(94)	(12)	24	84

Comprehensive income	$ 476	$ 485	$ 835	$ 926

The accompanying notes are an integral part of these financial statements.

35	Teck Resources Limited 2009 Second Quarter News Release

1.	BASIS OF PRESENTATION

Our interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”) using standards for interim financial statements and do not contain all of the information required for annual financial statements. Our statements follow the same accounting policies and methods of application as our most recent annual financial statements, except as described in Note 2. Accordingly, they should be read in conjunction with our most recent annual financial statements. All dollar amounts are disclosed in Canadian currency unless otherwise noted.

Certain comparative figures have been reclassified to conform to the presentation adopted for the current period.

2.	ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued Section 3064, “Goodwill and Intangible Assets,” which replaces Section 3062, “Goodwill and Other Intangible Assets.” This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the adoption of this standard, CICA Emerging Issues Committee Abstract 27, “Revenues and Expenditures in the Pre-operating Period,” (“EIC-27”) was withdrawn.

The standard is effective for our fiscal year beginning January 1, 2009. Adoption of this standard did not have any effect on our financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This standard is effective for our fiscal year beginning January 1, 2009. Adoption of this EIC did not have a significant effect on the company’s financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for our fiscal year beginning January 1, 2009. The application of this EIC did not have an effect on the company’s financial statements.

36	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	DISPOSITIONS AND DISCONTINUED OPERATIONS

a)	Completed Dispositions

	i.	Lobo-Marte

In January 2009, we sold our 60% interest in the Lobo-Marte gold project in Chile to Kinross Gold Corporation (“Kinross”) for US$40 million in cash and approximately 5.6 million Kinross common shares valued at US$97 million at the date of the sale. We also received a 1.75% net smelter return royalty, which shall not exceed US$40 million, in respect of 60% of the gold produced from Lobo-Marte payable when gold prices on the London Metal Exchange exceed US$760 per ounce. A pre-tax gain of C$171 million was realized on the transaction and sale of the Kinross shares.

	ii.	Hemlo mines

In April 2009, we completed the sale of our interest in the Williams and David Bell (“Hemlo”) mines for US$65 million to an affiliate of Barrick Gold Corporation. A pre-tax gain of C$45 million was recognized on the sale. As a result of the sale, the Hemlo operations have been classified as discontinued operations and comparative periods have been restated on this basis.

b)	Subsequent and Pending Transactions

	i.	Andacollo gold stream

On April 6, 2009, Compañia Minera Carmen de Andacollo announced the sale of an interest in the future gold production from the Andacollo mine to Royal Gold, Inc. (“Royal Gold”). Based on Royal Gold’s recent common stock offering, proceeds to Andacollo are expected to be approximately US$218 million and 1.2 million common shares of Royal Gold.

Royal Gold will be entitled to payment based on 75% of the payable gold produced until total cumulative production reaches 910,000 ounces of gold, and 50% thereafter.

Closing is subject to customary conditions and is expected to occur in the third quarter of 2009.

The proceeds received will be accounted for as deferred revenue and amortized to revenue based on the gold sold over the life of the Andacollo concentrate project. Accordingly, no gain or loss will be recorded for this transaction.

37	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

3.	DISPOSITIONS AND DISCONTINUED OPERATIONS, continued

	ii.	Interest in Waneta Dam

In June 2009, we entered into a non-binding memorandum of understanding regarding the sale of a one-third interest in the Waneta Dam to BC Hydro for $825 million. This transaction is subject to certain third-party consents and regulatory approvals and is expected to close in the fourth quarter of this year.

	iii.	Pogo mine

On July 7, 2009, we completed the sale of our 40% interest in the Pogo mine for US$245 million, and we expect to record a gain of $80 million in the third quarter of 2009. As a result, the Pogo operation has been classified as a discontinued operation in these financial statements.

Selected financial information of discontinued operations, including Hemlo, Pogo and Cajamarquilla (Note 14(d)), in these consolidated financial statements include:

	Three months		Six months
	ended June 30		ended June 30
(Cdn$ millions)	2009	2008	2009	2008

Earnings (loss) from discontinued operations
Revenue	$ 51	$ 65	$ 139	$ 126
Cost of sales	(31)	(55)	(94)	(107)
Other income (expense)	46	(11)	49	(15)
Provision for income and resource taxes	(17)	(2)	(28)	(3)

Net earnings (loss)	49	(3)	66	1

Cash flows of discontinued operations
Operating activities	$ 30	$ (1)	$64	$ 51
Investing activities	50	(3)	48	(5)
Financing activities	-	-	-	-

	80	(4)	112	46

			June 30,	December 31,
			2009	2008

Assets and liabilities held-for-sale
Current assets			$ 21	$ 52
Property, plant and equipment			212	276
Accounts payable and accrued liabilities			(11)	(24)
Other liabilities			(20)	(40)

Net assets			$ 202	$ 264

38	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

4.	INVESTMENTS

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

Available-for-sale investments:
Marketable securities	$ 164	$ 104

Investments accounted for under the equity method:
Galore Creek Partnership (50% interest)	305	299
Fort Hills Energy Limited Partnership (20% interest)	803	545
	1,108	844

	$ 1,272	$ 948

5.	OTHER ASSETS

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

Pension assets	$ 244	$ 241
Future income and resource tax assets	221	357
Derivative assets, net of current portion of $nil	10	21
Long-term deposits	24	25
Long-term receivables	141	120
Other	100	89

	$ 740	$ 853

39	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

6.	DEBT

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

Bridge facility (a)	$ 573	$ 6,436
Term facility (a)	4,511	4,794
9.75% notes due May 2014 (US$1,315 million) (b)	1,412	-
10.25% notes due May 2016 (US$1,060 million) (b)	1,137	-
10.75% notes due May 2019 (US$1,850 million) (b)	1,993	-
6.125% notes due October 2035 (US$700 million)	797	835
5.375% notes due October 2015 (US$300 million)	346	363
7.0% debentures due September 2012 (US$200 million)	231	242
Antamina senior revolving credit facility due August 2012	108	113
Other	133	91
	11,241	12,874
Less short term debt and current portion of long-term debt	(770)	(7,772)

Total	$ 10,471	$ 5,102

a)	Bridge and Term Loan Facilities

In April the terms of our Bridge and Term Loan Facilities were amended. These amendments deferred US$4.4 billion of payments previously scheduled in 2009 and extended the maturity date of US$3.5 billion of the Bridge Facility from October 2009 to October 2011. We also rescheduled $3.3 billion of amortization payments under the Term Facility. Lenders agreed to amend the terms of approximately 84% of the Term Facility with the terms of the remaining 16% unchanged.

In July 2009, the Bridge Facility was retired and the Term Facility was reduced to US$2.744 billion with proceeds from assets sales and the issuance of Class B subordinate voting shares (Note 8).

The amended Term Facility bears interest at LIBOR plus 3.5% through 2011 and LIBOR plus 5% thereafter.

Our obligations under the Term Facility are guaranteed by Teck Metals Ltd., Teck Coal Partnership, and all other subsidiaries of Teck, subject to certain exceptions, and are secured by a first priority security interest in all of the material properties of Teck and each guarantor, with provision for the release of the security interest in connection with permitted asset sales. The security will fall away upon full repayment of the Bridge Facility and upon receiving investment grade credit ratings with stable outlooks from both Moody’s and S&P. Our outstanding notes are secured pari passu.

Any proceeds from asset sales, capital market transactions and/or operating cash flow must be applied to the Term Facility balance in reverse order of maturity, subject to a minimum cash balance of C$500 million, deductions for certain environmental and reclamation obligations and funds placed in escrow, if any, to meet the next scheduled Term Facility amortization payment. The Term Facility is also subject to prepayment requirements in respect of proceeds from asset sales, new debt or equity and cash sweep provisions.

40	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

6.	DEBT, continued

The amended Term Facility contains covenants including restrictions on new indebtedness, new liens, acquisitions and dispositions, capital expenditures and distributions. Financial covenants include a minimum interest coverage covenant and a maximum leverage covenant. Both of these covenants are calculated at the end of each calendar quarter based on EBITDA and interest expense for the previous twelve months.

b)	Debt Issued

On May 15, 2009 we issued US$4.225 billion in aggregate principal amount of senior secured notes, consisting of US$1.315 billion aggregate principal amount of 5-year notes, US$1.06 billion aggregate principal amount of 7-year notes and US$1.85 billion aggregate principal amount of 10-year notes. The 5-year notes bear interest at the rate of 9.75% per annum, were issued at 95.27% of face value and will be non-callable. The 7-year notes bear interest at the rate of 10.25% per annum, were issued at 94.654% of face value and are callable on or after May 15, 2013. The 10-year notes bear interest at the rate of 10.75% per annum, were issued at 94.893% of face value and are callable on or after May 15, 2014. Net proceeds from the issue were US$3.875 billion. Debt covenants restrict our ability to incur additional indebtedness, pay dividends, and dispose of certain assets. Upon full repayment of the Term Loan Facility and the receipt of investment grade credit ratings from both Moody’s and Standard & Poor’s, these covenants and security arrangements will be suspended.

7.	OTHER LIABILITIES

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

Asset retirement obligations	$ 655	$ 653
Other environmental and post-closure costs	93	108
Pension and other employee future benefits	311	305
Long-term contract obligations	65	76
Derivative liabilities (net of current portion of $46 million (2008 - $252 million))	10	-
Other	34	42

	$ 1,168	$ 1,184

41	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

8.	SHAREHOLDERS’ EQUITY

Private Placement of Class B Subordinate Voting Shares

Subsequent to June 30, 2009, we issued approximately 101.3 million Class B subordinate voting shares (“Class B shares”) through a private placement. The net proceeds of US$1.488 billion were used to retire the remaining balance of the Bridge Facility and to reduce the balance of the Term Facility (Note 6). If we issue additional Class B shares prior to July 15, 2010 at a price less than C$17.21 per share (or securities convertible into Class B shares with a conversion price less than C$17.21), the investor would be entitled to a partial make-whole payment, capped at approximately 8.4 per cent of the aggregate subscription price, payable at our option in cash or, subject to regulatory approval, in Class B shares.

Stock-based Compensation

During the first and second quarters of 2009, we granted 2,350,000 Class B subordinate voting share options to employees. These options have a weighted exercise price of $4.19, a term of 10 years and vest in equal amounts over 3 years. The weighted average fair value of Class B subordinate voting share options issued was estimated at $2.32 per share option at the grant date using the Black-Scholes option-pricing model. The option valuations were based on an average expected option life of 4.25 years, a risk-free interest rate of 2.09%, a dividend yield of 2.0% and an expected volatility of 74%.

During the first and second quarters of 2009, we issued 2,773,367 deferred and restricted share units to employees and directors. Deferred and restricted share units issued vest immediately for directors and vest in 3 years for employees. The total number of deferred and restricted share units outstanding at June 30, 2009 was 3,853,884.

Stock-based compensation expense of $32 million (2008 - $27 million) was recorded for the six months ended June 30, 2009 in respect of all outstanding share options and units.

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Accumulated other comprehensive income (loss) at beginning of period	$ 381	$ (575)	$ 263	$ (671)
Other comprehensive income (loss) for the period	(94)	(12)	24	84

Accumulated other comprehensive income (loss) at end of period	$ 287	$ (587)	$ 287	$ (587)

42	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

9.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), continued

The components of accumulated other comprehensive income are:

	June 30,	December 31,
(Cdn$ in millions)	2009	2008

Currency translation adjustment	$ 264	$ 308
Unrealized gains (losses) on investments (net of tax of $(6) and $(1))	45	(6)
Unrealized losses on cash flow hedges (net of tax of $11 and $28)	(22)	(39)

	$ 287	$ 263

10.	INTEREST AND FINANCING COSTS

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008
Interest expense	$ 164	$ 21	$ 271	$ 44
Amortization of discount and financing fees	18	-	58	-
Less amounts capitalized	(10)	(4)	(20)	(7)

	$ 172	$ 17	$ 309	$ 37

11.	OTHER INCOME (EXPENSE)

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Gain on sale of investments and assets	17	4	222	5
Foreign exchange gain (loss)	489	6	245	(1)
Interest income	2	8	6	20
Debt financing fees	(124)	-	(124)	-
Derivative gain (loss)	(47)	22	(88)	25
Reclamation for closed properties	(1)	(1)	(3)	(4)
Restructuring	(2)	-	(27)	-
Other	(11)	-	23	(2)

	$ 323	$ 39	$ 254	$ 43

43	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

12.	EMPLOYEE FUTURE BENEFITS EXPENSE

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Pension plans	$ 18	$12	$ 35	$ 20
Post-retirement benefit plans	7	7	13	15

	$ 25	$19	$ 48	$ 35

13.	SUPPLEMENTARY CASH FLOW INFORMATION

	Three months ended June 30		Six months ended June 30
(Cdn$ in millions)	2009	2008	2009	2008

Income and resource taxes paid (received), net	$ (22)	$ 303	$(826)	$ 511

Interest paid	$ 114	$ 34	$ 236	$ 47

44	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS

Our derivative positions at June 30, 2009 are as follows:

a)	Forward sales and purchase contracts

	2009	2010	2011	Total	Fair Value gain (loss)
					(Cdn$ in millions)
Zinc (millions of lbs)
Fixed forward sales contracts	48	57	57	162
Average price (US$/lb)	0.70	0.67	0.63	0.68	$ (12)

Zinc (millions of lbs) (i)
Fixed forward purchase contracts	9	1	-	10
Average price (US$/lb)	0.61	0.58	-	0.61	1

Gold (thousands of ozs)
Forward sales contracts	22	-	-	22
Average price (US$/oz)	350	-	-	350	(15)

US dollars (millions of $)
Forward sales contracts	568	272	-	840
Average rate (US$/C$)	1.13	1.13	-	1.13	(25)

Copper (millions of pounds)
Forward sales contracts	16	-	-	16
Average price (US$/lb)	2.05	-	-	2.05	(5)
					$ (56)

i.

From time-to-time, certain customers purchase refined metal products at fixed forward prices from our smelter and refinery operations. The forward purchase commitments for these metal products are matched to these fixed price sales commitments to customers.

b)	Interest Rate Swap

We have an interest rate swap on a portion of our long-term debt whereby we have swapped a 7% interest rate on US$100 million to LIBOR plus 2.14%. The interest rate swap matures in September 2012 and has a fair value gain of $10 million as at June 30, 2009.

45	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

14.	ACCOUNTING FOR FINANCIAL INSTRUMENTS, continued

c)	Pricing Adjustments

Sales of metals in concentrates are recognized in revenue on a provisional pricing basis when title transfers and the rights and obligations of ownership pass to the customer, which usually occurs on shipment. However, the final pricing for the product sold is not determined at that time as it is contractually linked to market prices at a subsequent date. These arrangements have the characteristics of a derivative instrument as the value of our receivable will vary as prices for the underlying commodities vary in the metal markets. The net income impact of gains and losses on these financial instruments is mitigated by smelter price participation, royalty interests, taxes and non-controlling interests.

d)	Cajamarquilla

As a result of the sale of our Cajamarquilla zinc refinery in 2004, we are entitled to additional consideration linked to the price of zinc. This zinc price participation expires in 2009 and is considered an embedded derivative. This instrument is valued based on discounted cash flows using a zinc forward price curve, US dollar forward price and our credit adjusted, risk-free interest rate. A $5 million gain (2008 - $9 million loss) is included in our earnings for the six months ended June 30, 2009 as discontinued operations.

15.	CONTINGENCIES

We consider provisions for all our outstanding and pending legal claims to be adequate. The final outcome with respect to actions outstanding or pending as at June 30, 2009, or with respect to future claims, cannot be predicted with certainty. Significant commitments and contingencies not disclosed elsewhere in the notes to our financial statements are as follows:

Upper Columbia River Basin (Lake Roosevelt)

Motion proceedings continued on the Lake Roosevelt litigation in the Federal District Court for Eastern Washington. On September 19, 2008, the Court summarily dismissed all of the claims in first phase of the case, dealing with claims for penalties while the EPA order (the “UAO”) was outstanding. On March 9, 2009, the Court granted the plaintiffs’ motions for an award of the costs of litigating the UAO claims. The plaintiffs have appealed the dismissal of the UAO claims and once the claims are quantified, Teck Metals intends to appeal the cost award. The second phase of the case, dealing with liability under CERCLA for cost recovery and natural resource damages (“NRD”) is scheduled to be heard on October 4, 2010. Hearings on the quantification of the claims for NRD and assessment costs have been deferred until there has been substantial progress on the remedial investigation and feasibility study (“RI/FS”) of the Upper Columbia River.

Teck American commissioned a study by recognized experts in NRD assessment in 2008. Based on the assessment performed, the estimated compensable value of such damage would not be material. Until definitive studies and assessments have been conducted, however, it is not possible to assess our potential liability for remedial obligations and other costs.

46	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

15.	CONTINGENCIES, continued

Teck American continued work to fulfill its obligations under the settlement agreement reached with the United States and the EPA in June 2006 to complete a RI/FS of the Upper Columbia River. A comprehensive work plan for the site was approved by the EPA late in 2008, and, subject to acquiring required permits. Field work on the RI/FS, which was expected to commence in the second quarter of 2009, is now expected to commence in the third quarter.

There can be no assurance that Teck Metals will ultimately be successful in its defense of the litigation or that Teck Metals or its affiliates will not be faced with further liability in relation to this matter. Until the studies contemplated by the Agreement and additional damage assessments are completed, it is not possible to estimate the extent and cost, if any, of remediation or restoration that may be required or assess the company’s potential liability for damages. The studies may conclude, on the basis of risk, cost, technical feasibility or other grounds, that no remediation should be undertaken. If remediation is required and substantial damage to resources found, the cost of remediation and/or the damage assessment may be material.

16.	SEGMENTED INFORMATION

We have five reportable segments: copper, coal, zinc, energy and corporate based on the primary products we produce or are developing. Results for the gold segment, which includes the Hemlo and Pogo operations, have been reclassified to discontinued operations and are no longer included in the table below. Prior year comparatives have been restated to conform to current year presentation. The corporate segment includes all of our initiatives in other commodities, our corporate growth activities and groups that provide administrative, technical, financial and other support to all of our business units. Other corporate income (expense) includes general and administrative costs, research and development and other income (expense).

	Three months ended June 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 408	$ 954	$ 386	$ -	$ -	$ 1,748
Less inter-segment revenues	-	-	(41)	-	-	(41)

Revenues	408	954	345	-	-	$ 1,707

Operating profit	183	394	59	-	-	636
Interest and financing	(1)	(1)	-	-	(170)	(172)
Exploration	(6)	-	(1)	-	(1)	(8)
Other corporate income (expense)	(28)	-	(19)	-	317	270

Earnings before taxes, non-
controlling interests, equity earnings and discontinued
operations	148	393	39	-	146	726

Capital expenditures	88	12	7	42	(1)	148

47	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

16.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2009
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 855	$ 1,828	$ 783	$ -	$ -	$ 3,466
Less inter-segment revenues	-	-	(90)	-	-	(90)

Revenues	855	1,828	693	-	-	3,376

Operating profit	341	823	99	-	-	1,263
Interest and financing	(4)	(1)	-	-	(304)	(309)
Exploration	(15)	-	(2)	-	(2)	(19)
Other corporate income (expense)	(57)	-	(29)	-	250	164

Earnings (loss) before taxes, non-
controlling interests, equity earnings and discontinued
operations	265	822	68	-	(56)	1,099

Capital expenditures	164	20	15	49	2	250

Total assets	7,921	18,199	2,710	809	584	30,223

	Three months ended June 30, 2008
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$ 773	$ 544	$ 534	$ -	$ -	$ 1,851
Less inter-segment revenues	-	-	(46)	-	-	(46)

Revenues	773	544	488	-	-	1,805

Operating profit	461	309	99	-	-	869
Interest and financing	(3)	(1)	-	-	(13)	(17)
Exploration	(10)	-	(3)	-	(13)	(26)
Asset impairment	-	-	(12)	-	-	(12)
Other corporate income (expense)	16	-	-	-	(26)	(10)

Earnings (loss) before taxes, non-
controlling interests, equity earnings and discontinued
operations	464	308	84	-	(52)	804

Capital expenditures	117	23	33	31	10	214

48	Teck Resources Limited 2009 Second Quarter News Release

Teck Resources Limited

Notes to Consolidated Financial Statements

(Unaudited)

16.	SEGMENTED INFORMATION, continued

	Six months ended June 30, 2008
(Cdn$ in millions)	Copper	Coal	Zinc	Energy	Corporate	Total

Segmented revenues	$1,489	$ 765	$1,185	$ -	$ -	$ 3,439
Less inter-segment revenues	-	-	(124)	-	-	(124)

Revenues	1,489	765	1,061	-	-	3,315

Operating profit	896	324	254	-	-	1,474
Interest and financing	(8)	(1)	-	-	(28)	(37)
Exploration	(22)	-	(4)	-	(19)	(45)
Asset impairment	-	-	(12)	-	-	(12)
Other corporate income (expense)	17	-	(1)	-	(60)	(44)

Earnings (loss) before taxes, non-
controlling interests, equity earnings and discontinued
operations	883	323	237	-	(107)	1,336

Capital expenditures	201	41	50	34	18	344

Total assets	6,929	1,525	2,980	732	2,020	14,186

17.	SEASONALITY OF SALES

Due to ice conditions, the port serving our Red Dog mine is normally only able to ship concentrates from July to October each year. As a result, zinc and lead concentrate sales volumes are generally higher in the third and fourth quarter of each year than in the first and second quarter.

49	Teck Resources Limited 2009 Second Quarter News Release